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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               PERINI CORPORATION
                                (Name of Issuer)

                         Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                  713839 10 8
                                 (CUSIP Number)


                               Kathleen E. Shannon
                          Vice President and Secretary
                       American International Group, Inc.
                                 70 Pine Street
                            New York, New York 10270
                                 (212) 770-5123
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                February 5, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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                                  SCHEDULE 13D

CUSIP No. 713839  10  8


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               AMERICAN INTERNATIONAL GROUP, INC.
               IRS ID No. 13-2592361

2.       Check the Appropriate Box If a Member of a Group          (A) / /

3.       SEC Use Only                                              (B) / /

4.       Source of Funds

               OO

5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant / / to Items 2(d) or (e)

6.       Citizenship or Place of Organization

               Incorporated under the laws of the State of Delaware



                Number of Shares         7.       Sole Voting Power
               Beneficially Owned
               By Each Reporting                         0
                 Person with
                                         8.       Shared Voting Power

                                                      4,705,882

                                         9.       Sole Dispositive Power

                                                          0

                                         10.      Shared Dispositive Power

                                                        4,705,882


11.       Aggregate Amount Beneficially Owned by Each Reporting Person

                4,705,882

12.       Check Box If the Aggregate Amount in Row (11) Excludes             / /
          Certain Shares



13.       Percent of Class Represented by Amount in Row (11)
                20.9

14.       Type of Reporting Person
                HC, CO





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                                  SCHEDULE 13D

CUSIP No. 713839 10 8


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA. IRS ID No. 25-0687550

2.       Check the Appropriate Box If a Member of a Group          (A)       / /

3.       SEC Use Only                                              (B)       / /

4.       Source of Funds

               WC

5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant / / to Items 2(d) or (e)

6.       Citizenship or Place of Organization

               Incorporated under the laws of the Commonwealth of Pennsylvania

               Number of Shares         7.       Sole Voting Power
              Beneficially Owned
               By Each Reporting                          0
                  Person with
                                        8.       Shared Voting Power

                                                     4,705,882


                                        9.        Sole Dispositive Power

                                                          0

                                       10.        Shared Dispositive Power

                                                      4,705,882


11.      Aggregate Amount Beneficially Owned by Each Reporting Person

               4,705,882

12.      Check Box If the Aggregate Amount in Row (11) Excludes              / /
         Certain Shares

13.      Percent of Class Represented by Amount in Row (11)

          20.9

14.      Type of Reporting Person

               IC, CO




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ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to shares of common stock, par value $1.00 per share (the "Common Stock"), of Perini Corporation, a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701.


ITEM 2. IDENTITY AND BACKGROUND.

            (a)-(c) and (f) This Statement is filed by American
International Group, Inc., a Delaware corporation ("AIG"), on behalf of itself and its wholly-owned subsidiary, National Union Fire Insurance Company of Pittsburgh, Pa., a Pennsylvania corporation ("National Union"). The principal executive offices of AIG and National Union are located at 70 Pine Street, New York, New York 10270. AIG is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG's primary activities include both general and life insurance operations.

            Starr International Company, Inc., a private holding company organized under the laws of Panama ("SICO"), The Starr Foundation, a New York not-for-profit corporation ("Starr Foundation"), and C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), have the right to vote approximately 13.7%, 2.9% and 2.0%, respectively, of the outstanding common stock of AIG. The principal executive offices of SICO are located at 29 Richmond Road, American International Building, Pembroke HM08 Bermuda. The principal executive offices


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of each of Starr Foundation and Starr are located at 70 Pine Street, New York,
New York 10270.

            The names of the directors and executive officers ("Covered Persons") of AIG, National Union, SICO, Starr Foundation and Starr, their business addresses and principal occupations are set forth in Exhibit B attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for each Covered Person is also the address of the principal employer for such Covered Person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Johnson, Manton, Milton, Sullivan and Tse, who are British subjects, Mr. Danielsson who is a Swedish citizen, and Mr. Cohen, who is a Canadian citizen.

            (d) and (e) During the last five years, none of AIG, National Union, SICO, Starr Foundation or Starr, or any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violations with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            As described in Item 4 below, the shares of Common Stock have not been purchased by National Union as of the date hereof. The source of funds for the investment in the Common Stock of the Issuer, if the transactions described in Item 4 below are consummated, will be the working capital of National Union.





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ITEM 4. PURPOSE OF TRANSACTION.

         (a) through (j) The purpose of the acquisition of Common Stock contemplated by National Union is for investment. National Union, the Issuer, Tutor-Saliba Corporation ("Tutor-Saliba") and O&G Industries, Inc. ("O&G") have entered into a Securities Purchase Agreement, dated as of February 5, 2000 (the "Securities Purchase Agreement"), pursuant to which National Union, Tutor-Saliba and O&G have agreed to purchase 4,705,882, 2,352,941 and 2,352,941 shares, respectively, of the Common Stock of the Issuer. The Securities Purchase Agreement is subject to certain significant contingencies including, but not limited to, the satisfaction of due diligence by National Union and O&G, the exchange of 100% of the Issuer's outstanding Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") for Common Stock, the renegotiation of the Issuer's current credit facilities and stockholder approval. In connection with the closing (the "Closing") of the transactions contemplated by the Securities Purchase Agreement, National Union, Tutor-Saliba, Ronald N. Tutor ("RNT"), O&G, the Issuer and certain other parties will execute and become parties to a shareholders agreement (the "Shareholders Agreement") and a registration rights agreement (the "Registration Rights Agreement").

         The Shareholders Agreement will give National Union the right, under certain circumstances, to put some or all of the shares of Common Stock it will purchase to Tutor-Saliba and/or RNT for a price specified in the Shareholders Agreement. Similarly, it will give Tutor-Saliba and RNT the right, under certain circumstances, to call such shares of Common Stock from National Union for a price specified in the Shareholders Agreement. The Shareholders Agreement will prohibit National Union, Tutor-Saliba, O&G, their transferees, and the holders of the Series B Preferred Stock that are exchanging their shares for Common Stock (the "Exchanging Holders") from transferring any shares of Common Stock for three years following the Closing if such transfer would result in a limitation being placed on the deductibility of the Issuer's net operating loss carry forwards under Section 382 of the Internal Revenue Code. National Union, Tutor-Saliba, O&G and the Exchanging Holders will also agree to vote their shares of Common Stock against any stock issuance or redemption by the Issuer if that issuance or redemption would result in such a limitation and to use reasonable efforts to cause any directors designated by them to oppose any such transaction. The Shareholders Agreement will give each of National Union and Tutor-Saliba a right of first refusal on dispositions of Issuer stock by each other, and will give National Union, Tutor-Saliba, O&G and the Exchanging Holders rights to sell when any other party sells its Issuer stock. The Shareholders Agreement also provides, subject to certain shareholding requirements, that each of National Union, Tutor-Saliba, O&G and two of the Exchanging Holders shall have the right to designate one director each to be appointed to the Board of Directors of the Issuer at the Closing and, thereafter, to be nominated to the Board of Directors of the Issuer by the Nominating Committee of such Board. The Issuer will agree to use its best efforts to cause such persons to be elected as directors and each of National Union, Tutor-Saliba, O&G and the Exchanging Holders will agree to vote their shares of Common Stock of the Issuer in favor of each others' nominees. The Shareholders Agreement will also give National Union, Tutor-Saliba, O&G and the Exchanging Holders pre-emptive rights with respect to certain issuances of securities by the Issuer. The Shareholders Agreement will expire on the sixth anniversary of the Closing.

         The Registration Rights Agreement will grant to National Union, Tutor-Saliba, O&G and the Exchanging Holders certain demand and "piggy-back" registration rights with respect to the shares of Common Stock of the Issuer owned by them immediately following consummation of the transactions contemplated by the Securities Purchase Agreement.

         Subject to certain restrictions set forth in the Securities Purchase Agreement and the Shareholders Agreement and applicable legal requirements, AIG and National Union may purchase additional shares of Common Stock from time to time or may dispose of all or a portion of their shares of Common Stock. AIG and National Union intend to consider and review various factors on a continuous basis, including without limitation the Issuer's financial condition, business and prospects, other developments concerning the Issuer, the price and availability of shares of Common Stock, other investment and business opportunities available to AIG and National Union, developments with respect to the business of AIG and National Union, and general economic, money or stock market conditions in managing their investments in the Common Stock.

         Except as set forth above, AIG and National Union do not have any present plans or proposals which relate to, or could result in, any of the matters referred to in Paragraphs (a) through (j) of this Item 4. Subject to certain restrictions set forth in the Securities Purchase Agreement and Shareholders Agreement and applicable law, AIG and National Union may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intentions of doing so.

                                       -6-

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a) and (b) The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and is based upon (i) information provided by the Issuer that 5,682,287 shares of Common Stock were outstanding as of February 5, 2000 and (ii) an assumption that the Closing will occur on March 15, 2000 and that 7,461,398 shares of Common Stock will be issued to the holders of the Series B Preferred Stock in connection with the Closing. If the Closing occurs after March 15, 2000, the number of shares of Common Stock issued to the holders of the Series B Preferred Stock will increase at a rate of approximately 2,073 shares of Common Stock per day.

            (c) AIG, National Union, SICO, Starr Foundation and Starr, and, to the best of AIG's and National Union's knowledge, the Covered Persons, have not engaged in any transactions in Common Stock within the past 60 days other than those transactions described in this Schedule 13D.

            (d) Not applicable.

            (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

            Other than the Securities Purchase Agreement, the Shareholders Agreement and the Registration Rights Agreement described in Item 4 of this
Schedule 13D, neither AIG or National Union nor, to the best of AIG's or National Union's knowledge, any of SICO, Starr Foundation or Starr nor any of the Covered Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


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
ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                (a) Agreement of Joint Filing by and between American International Group, Inc. and National Union Fire Insurance Company of Pittsburgh, Pa., dated as of February 10, 2000.

                (b) List of Directors and Executive Officers of American International Group, Inc., National Union Fire Insurance Company of Pittsburgh, Pa., Starr International Company, Inc., The Starr Foundation and C.V. Starr & Co., Inc.

                (c) Securities Purchase Agreement, dated as of February 5, 2000, among Perini Corporation, Tutor-Saliba Corporation, O&G Industries, Inc. and National Union Fire Insurance Company of Pittsburgh, Pa.

                (d) Form of Shareholders' Agreement by and among Tutor-Saliba Corporation, Ronald N. Tutor, National Union Fire Insurance Company of Pittsburgh, Pa., O&G Industries, Inc., BLUM Capital Partners, L.P., PB Capital Partners, L.P., The Common Fund for Non-Profit Organizations and The Union Labor Life Insurance Company acting on behalf of its Separate Account P, and Perini Corporation.

                (e) Form of Registration Rights Agreement by and among Perini Corporation, Tutor-Saliba Corporation, Ronald N. Tutor, National Union Fire Insurance Company of Pittsburgh, Pa., O&G Industries, Inc., BLUM Capital Partners, L.P., PB Capital Partners, L.P., The Common Fund for Non-Profit Organizations, and The Union Labor Life Insurance Company, acting on behalf of its Separate Account P.


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                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:          February 15, 2000


                                            AMERICAN INTERNATIONAL GROUP, INC.


                                            BY: /s/ Kathleen E. Shannon
                                               _______________________________
                                                  Kathleen E. Shannon
                                                  Vice President and Secretary


                                            NATIONAL UNION FIRE INSURANCE
                                            COMPANY OF PITTSBURGH, PA.


                                            BY: /s/ Edward E. Matthews
                                               _______________________________
                                                  Edward E. Matthews
                                                  Senior Vice President


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
                                  EXHIBIT INDEX




Exhibit               Description

(a) Agreement of Joint Filing by and between American International Group, Inc. and National Union Fire Insurance Company of Pittsburgh, Pa., dated as of February 10, 2000.

(b) List of Directors and Executive Officers of American International Group, Inc., National Union Fire Insurance Company of Pittsburgh, Pa., Starr International Company, Inc., The Starr Foundation and C.V. Starr & Co., Inc.

(c) Securities Purchase Agreement, dated as of February 5, 2000, among Perini Corporation, Tutor-Saliba Corporation, O&G Industries, Inc. and National Union Fire Insurance Company of Pittsburgh, Pa.

(d) Form of Shareholders' Agreement by and among Tutor-Saliba Corporation, Ronald N. Tutor, National Union Fire Insurance Company of Pittsburgh, Pa., O&G Industries, Inc., BLUM Capital Partners, L.P., PB Capital Partners, L.P., The Common Fund for Non-Profit Organizations and The Union Labor Life Insurance Company acting on behalf of its Separate Account P, and Perini Corporation.

(e) Form of Registration Rights Agreement by and among Perini Corporation, Tutor-Saliba Corporation, Ronald N. Tutor, National Union Fire Insurance Company of Pittsburgh, Pa., O&G Industries, Inc., BLUM Capital Partners, L.P., PB Capital Partners, L.P., The Common Fund for Non-Profit Organizations, and The Union Labor Life Insurance Company, acting on behalf of its Separate Account P.


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